UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For May 2024

Commission File No. 001-41772

ESGL Holdings Limited

101 Tuas South Avenue 2

Singapore 637226

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

Transfer of Listing to Nasdaq Capital Market

On May 1, 2024, ESGL Holdings Limited (the “Company”) was notified by the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) that the Staff granted the Company’s request to transfer the listing of its ordinary shares (the “Ordinary Shares”), from the Nasdaq Global Market to the Nasdaq Capital Market, and that the Staff granted the Company’s request for a second 180-calendar day period, or until October 21, 2024 (the “Second Compliance Period”), to regain compliance with the $1.00 bid price requirement, as set forth in Nasdaq Listing Rule 5550(a)(2). To regain compliance with such minimum price requirement, the Company must evidence a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days. The transfer of the listing of the Ordinary Shares from the Nasdaq Global Market to the Nasdaq Capital Market will take effect with the open of business on May 3, 2024. The transfer is not expected to impact trading in the Ordinary Shares, which will continue to trade on Nasdaq under the symbol “ESGL.”

As previously announced, on October 24, 2023, the Staff notified the Company that the bid price for the Ordinary Shares had closed below $1.00 per share for 30 consecutive business days and, as a result, the Company no longer satisfied Nasdaq Listing Rule 5450(a)(1), the minimum bid price requirement applicable to the Nasdaq Global Market issuers. In addition, the Staff notified the Company that the Minimum Market Value of Publicly Held Shares (“MVPHS”) was less than $5,000,000 for the last 30 consecutive business days prior to the date of the notification letter, which does not meet the requirement for continued listing set forth in Nasdaq Listing Rule 5450(b)(1)(C) (the “MVPHS Rule”). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A) and 5810(c)(3)(D), the Company was afforded an initial 180-calendar day grace period, through April 22, 2024, to regain compliance with the minimum bid price requirement and the MVPHS Rule. The Company regained compliance with the MVPHS Rule during the initial 180-calendar day grace period.

Issuers listed on the Nasdaq Global Market are not eligible for a second 180-day grace period under the Nasdaq Listing Rules. However, based upon the Company’s compliance with the various criteria required under Nasdaq Listing Rule 5810(c)(3)(A) to obtain a second 180-day grace period applicable to issuers listed on the Nasdaq Capital Market, the Company applied to transfer the listing of its Ordinary Shares to the Nasdaq Capital Market. As noted above, the Staff approved the Company’s transfer application on May 1, 2024.

The Company intends to closely monitor the closing bid price for its Ordinary Shares and consider all available options to timely remedy the bid price deficiency. If at any time during the Second Compliance Period, the closing bid price of the Ordinary Shares is at least $1.00 per share for a minimum of 10 consecutive business days, the Staff will provide the Company with written confirmation of compliance and the matter will be closed, unless the Staff exercises its discretion to extend this ten-day period pursuant to Nasdaq Listing Rule 5810(c)(3)(F).

The Company can give no assurance that it will regain or demonstrate compliance during the Second Compliance Period. If the Company is not able to demonstrate compliance with the minimum bid price requirement by October 21, 2024, or the Company does not comply with the terms of the extension, the Staff will provide written notification to the Company that the Ordinary Shares will be delisted. At that time, the Company may appeal the Staff’s determination to the Nasdaq Hearings Panel (the “Panel”). The Company’s appeal request would stay any delisting action by the Staff at least pending a hearing before the Panel and the expiration of any extension that may be granted by the Panel to the Company following the hearing.

The Company has provided written notice to Nasdaq of its intention to cure the deficiency during the Second Compliance Period by effecting a reverse stock split, if necessary.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESGL Holdings Limited

	By:	/s/ Ho Shian Ching
	Name:	Ho Shian Ching
	Title:	Chief Financial Officer

Dated: May 2, 2024